Exhibit 3.4
First Amendment to the Operating Agreement
of
Northwest Iowa Renewable Energy, L.L.C.
               THIS First Amendment to the Operating Agreement of Northwest Iowa Renewable Energy, L.L.C. dated April 14, 2006 (the “Operating Agreement”) is adopted and effective as of 27th of June, 2007, by the affirmative vote of a majority of the Membership Voting Interests of Northwest Iowa Renewable Energy, L.L.C. (the “Company”), pursuant to Section 701(c) of the Iowa Limited Liability Act and Section 8.1 of the Operating Agreement, at a Meeting of Members held on 27th June, 2007.
1.	Amendment. The Operating Agreement is amended by deleting Section 1.2 in its entirety and inserting, in lieu thereof the following:
1.2 Name. The name of the Company shall be “Natural Innovative Renewable Energy, L.L.C.” and all business of the Company shall be conducted in such name.
2.	No Other Effect. Other than is provided herein, the Operating Agreement remains unmodified and in full force and effect.
I, Steve Rowe, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by a majority of the members of the Company at a Meeting of Members held on 27 June, 2007, in accordance with the provisions of the Company’s Operating Agreement.

Date: 27th of June	/s/ Steve J. Rowe Steve Rowe, Secretary

APPROVED:

/s/ John E. Lucken John Lucken, Chairman